UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 23, 2022

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A.

Cellectis S.A. (the “Company”) will hold its Combined General Meeting of Shareholders (the “Meeting”) on June 28, 2022 beginning at 2:30 p.m. (Paris time) at 8, rue de la Croix Jarry, 4th floor, 75013 Paris, France.

The Company’s Notice of Combined Shareholders’ Meeting, which is attached as an exhibit hereto, is incorporated by reference herein.

EXHIBITS

Exhibit	Description

99.1	Notice of Combined Shareholders’ Meeting (including Text of Resolutions)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS SA

Date: May 23, 2022	By:	/s/ André Choulika
André Choulika
Chief Executive Officer